Aflac Incorporated 2011 Form 10-K

EXHIBIT 11

Aflac Incorporated and Subsidiaries

Computation of Earnings Per Share

Years Ended December 31,

	2011	2010	2009	2008	2007
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$1,964	$2,344	$1,497	$1,254	$1,634

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share – basic	466,519	469,038	466,552	473,405	487,869
Dilutive effect of share-based awards	2,851	4,047	2,511	5,410	6,102

Weighted-average outstanding shares used in the computation of earnings per share – diluted	469,370	473,085	469,063	478,815	493,971

Earnings per share:
Basic	$4.21	$5.00	$3.21	$2.65	$3.35
Diluted	4.18	4.95	3.19	2.62	3.31